Mail Stop 4561

March 20, 2009

Via Facsimile (952) 591-3859 and U.S. Mail

Anthony P. Ryan
Chief Executive Officer
MoneyGram International, Inc.
1550 Utica Avenue South, Suite 100
Minneapolis, MN 55416

>   **Re: MoneyGram International, Inc.**
>   **Preliminary Proxy Statement on Schedule 14A**
>   **Filed March 12, 2009**
>   **File No. 001-31950**

Dear Mr. Ryan:

This is to advise you that we have limited our review of the above filing to the matters addressed in the comment below. After reviewing your response, we may or may not raise additional comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comment or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal 1: Amendment to Amended and Restated Certificate of Incorporation to Increase Authorized Shares of Common Stock, page 3

1.   Please refer to Release No. 34-15230 and discuss the possible anti-takeover effects of the increase in your authorized shares. Please also discuss other anti-takeover mechanisms that may be present in your governing documents or otherwise and whether there are any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences. Inform holders that management might use

the additional shares to resist or frustrate a third-party transaction favored by a majority of the independent stockholders that would provide an above-market premium.

Proposal 2: Amendment to Amended and Restated Certificate of Incorporation to Effect a Reverse Stock Split at the Discretion of Our Board of Directors, page 5

2.   It appears that you are proposing that your shareholders approve a grant of authority to your board of directors to implement a reverse stock split without specifying the ratio or range that is being considered for the stock split. As a reverse split could result in an effective increase in the number of authorized shares, please provide your analysis as to whether your proposal is consistent with Item 11 of Schedule 14A, which requires that an issuer disclose in its proxy statement the amount of securities to be authorized. Also, tell us how the procedures you propose to follow in amending and filing the certificate of incorporation conform to the statutory requirements of Section 242(b) of the Delaware General Corporation Law. Specifically, explain to us whether it is permissible under Delaware law for shareholders to approve a resolution delegating to management the discretion to implement a reverse split of an unspecified ratio. Finally, expand your disclosure to describe the factors that the board of directors will consider in setting the ratio for a reverse stock split and the period of time for which the authority to implement a reverse stock split would be granted, or advise.

3.   We call your attention to Rule 10b-17, which you should consult in connection with the process of implementing any stock split. The rule sets out procedural and substantive requirements concerning providing notice of the reverse split to the Financial Industry Regulatory Authority (FINRA) or the New York Stock Exchange, as applicable.

Proposal 4: Amendment to Amended and Restated Certificate of Incorporation to Declassify Our Board of Directors, page 10

4.   We note that you propose to declassify the board in a manner that would affect the unexpired terms of some of the directors previously elected. Please provide us with your analysis as to whether your proposal is consistent with the statutory provisions of Delaware law and your certificate of incorporation regarding the removal of directors. Specifically, please address whether your proposal could result in the removal of certain of your directors other than for cause, and, if so, how this is consistent with Section 141(k) of the Delaware General Corporation Law.

Proposal 5: Amendments to the MoneyGram International, Inc. 2005 Omnibus Incentive Plan, page 12

5.   It appears that you are proposing six amendments to your 2005 Omnibus Incentive Plan, yet you discuss the purpose for only the first two proposed amendments. Please revise your disclosure to include a discussion of the reasons for as well as the effects of the remaining four proposed amendments. We note further that it appears you have not

provided the disclosure required by Item 10(b)(2) of Schedule 14A with respect to options under the plan. Please advise.

As appropriate, please amend your filing in response to these comments within 10 business days. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities and Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to the company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comment on your filing.

If you have questions or comments, please contact Michael F. Johnson, Staff Attorney, at (202) 551-3477 or, in his absence, the undersigned at (202) 551-3457. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

Sincerely,

Maryse Mills-Apenteng
Staff Attorney